EXHIBIT 20



                         Media Relations:         Investor Relations:
                         Roger W. W. Baker        Daniel A. Conforti
                         (203) 698-5148           (203) 698-5132




          AMERICAN BRANDS SECOND QUARTER E.P.S. UP 10%
                BEFORE 1995 EXTRAORDINARY CHARGE;
             EXPECTS CONTINUED STRONG E.P.S. GROWTH


Old Greenwich, CT, July 23, 1996 -- American Brands, Inc. (NYSE-

AMB) today announced that earnings per Common share rose 10% to

69 cents for the quarter ended June 30, 1996, compared with 63 cents in the second quarter of 1995.  Fully diluted earnings per share rose 10% to 68 cents.  For the six months, earnings per share were $1.39, up 13% from $1.23 last year.  Fully diluted earnings per share rose 12% to $1.36.

     These comparisons exclude extraordinary charges relating to the retirement of debt of 1 cent per share ($3 million) in the second quarter of 1995 and 6 cents per share ($10 million) in the first quarter of 1996.

     Net sales, excluding businesses sold in 1995, rose 3% to

$2.5 billion in the second quarter and 6% to $5.2 billion for the six months.  Operating company contribution, excluding the

businesses sold, was up 9% in the quarter and 7% year-to-

date.  Last year, U.K. retailing and housewares operations, which generated substantial sales, were sold.  Including the disposed businesses, sales declined 4% and 3% in the quarter and six

months, respectively, and contribution was up 8% and 6%,

respectively.

     Income before the extraordinary charges increased 2% and 4%

in the quarter and six months, respectively.  Including the

extraordinary charge, net income rose 5% and 1%, respectively.

     Fluctuations in exchange rates for foreign currencies,

primarily the British pound, adversely affected sales, income before extraordinary items and E.P.S. by $66 million, $2 million and 1 cent, respectively, for the quarter, and by $127 million,

$6 million and 3 cents, respectively, for the six months.

Conversely, a 7% decline in average primary Common shares

outstanding (9% fully diluted) benefited E.P.S. by 5 cents in the quarter.  For the six months, an 8% decline in average primary shares (9% fully diluted) benefited primary and fully diluted

E.P.S. by 11 and 13 cents, respectively.

     Chairman and Chief Executive Officer Thomas C. Hays noted

that "we again achieved our long-term growth goal, with the 10%

E.P.S. gain in the quarter giving us a 13% gain for the six

months.  These gains reflect the strength of our powerful

consumer brands and financial resources.  Sales and operating company contribution for ongoing operations were records in both the quarter and six months, backed by broad-based gains.  In the quarter, contribution increases were reported in every category.

     "We have continued to move aggressively in 1996 to create

and deliver value to our shareholders, with a significant

acquisition, vigorous brand building and substantial share

repurchases."

     The January acquisition of Cobra Golf, in combination with the Titleist and Foot-Joy brands, has created the number 1

powerhouse in golf.  Together, these superstar brands achieved a clean sweep at last month's U.S. Open, where winner Steve Jones attained victory using a King Cobra Ti titanium driver, King

Cobra Oversize irons, a Titleist Bulls Eye putter, the Titleist

Professional ball, Foot-Joy shoes and a Foot-Joy glove.  Hays noted that "we expect these powerful golf brands to produce

excellent results for golfers and strong growth for our

shareholders in the years ahead.

     "We have also invested over $500 million this year," he

added, "to reduce fully diluted shares by nearly 11 million, or

6%.  This continues the aggressive steps initiated last year,

when we reduced fully diluted shares by more than 14%.  Thus far in 1996, we have repurchased 8 million shares of a previously announced 10 million share repurchase authorization.  The March redemption of a convertible issue reduced fully diluted shares by an additional 2.8 million.

     "Even with the Cobra acquisition and substantial share

reductions, our total-debt-to-capital ratio at the end of June remained at a very favorable 39%, giving us considerable

flexibility for the future.

     "Most fundamentally, our array of great consumer brands

underlies our optimism.  Eighteen brands generate annual sales exceeding $100 million each.  Our companies are investing

substantially in marketing, customer service and improved

productivity.  These investments are enhancing the leadership of these and our other great brands in markets around the world, and are fostering the development of many promising and exciting new products.  We are deploying this powerful brand portfolio and our tremendous financial resources to achieve our growth goal and delight our shareholders."



                             Outlook

     "Looking to the third quarter and the remainder of 1996,"

Hays stated, "we expect continued strong E.P.S. growth in spite of challenging economic and competitive conditions in our

principal markets.  Our expectation for 1996 as well as our long-

term goal -- assuming exchange rate stability and a satisfactory economic and pricing environment -- is to generate E.P.S. growth in the range of 10%."

     Our 1996 growth expectation excludes one-time items:  a

third quarter 1995 `gain on disposal of businesses, net' totaling

$20 million, or 10 cents per share (9 cents fully diluted), and a fourth quarter 1995 pre-tax charge of $17.8 million, or 6 cents per share, in connection with the reorganization of distilled spirits.

     With regard to the dividend, Hays noted that the dividend

paid per share has increased for 28 consecutive years.  "Even though the payout ratio is still high," he said, "the possibility of a modest increase this year continues to be a matter of

thoughtful consideration for our Board."

     Hays noted that American Brands has accomplished a massive restructuring, focusing on brands that are leaders in their

categories.  As part of that restructuring, the Company sold The

American Tobacco Company and has been indemnified by Brown &

Williamson and American Tobacco against any pending and future product liability matters relating to American Tobacco's

business.  With regard to the international tobacco brands of

U.K.-based Gallaher Limited, Hays remarked that "we were pleased by last week's announcement by the Legal Aid Board for England and Wales that it has denied an application on behalf of some 200 potential plaintiffs for legal aid to allow smoking-related

proceedings to be brought against cigarette manufacturers there.

     "Overall," he said, "we are making solid progress in moving towards our vision of being recognized as one of the most

successful consumer products companies in the world."



                        Brand Highlights

:::International Tobacco:::

     Gallaher, the U.K. tobacco market leader, had another fine quarter, with a 5% contribution increase in sterling (1% in

dollars) and a gain in U.K. cigarette market share.

     Cigarette unit sales were up 1.9% for the six months in the

U.K., with a strong first quarter increase more than offsetting a

6.9% second quarter decline.  Quarterly comparisons were affected by a shift in trade buying patterns.  Particularly strong year-to-

date performances were achieved by Benson and Hedges Superkings

(+6%), Silk Cut Ultra Low (+8%) and Mayfair (+66%).  Sovereign

King Size from Benson and Hedges was launched at the beginning of

March and, after just four months, achieved a 1.2% share of the total U.K. cigarette sales to consumers and 4% of the low-price sector.

     Gallaher's estimated overall share of U.K. consumer sales

has improved during 1996.  The estimated share for June of 39.4%

was the highest since April 1995.  While holding share in the very profitable premium sector, Gallaher's brands also achieved strong gains in the growing low-price sector.

     Gallaher's share of the premium sector remained steady at

around 54%, reflecting the continued success of the Gratis gift program for Benson and Hedges.  The premium sector represented about 49% of the total U.K. market for the half year, compared with 50.8% a year earlier.

     With the strong launch of Sovereign and excellent growth for

Mayfair, Gallaher's share of the low-price sector has risen

sharply from 6.5% in the fourth quarter of 1995 to 8% in the first quarter and about 12% in the latest quarter.  The low-price sector has grown to over 27% of the total market for the six months from around 24% a year earlier.

     Export volumes were about flat for the six months, with a

12% gain in continental Europe offset by a decline in shipments to the former Soviet Union (FSU).  Sales of Benson and Hedges

American Blend, which was introduced in France early this year,

have been encouraging, and Gallaher is exploring opportunities for the brand in other markets.  Shipments to the FSU fell

sharply in the second quarter, due largely to market uncertainty prior to the Russian Presidential election, following a strong first quarter increase.

     In the Republic of Ireland, where it is the market leader,

Gallaher achieved another record quarter, with sales,

contribution and market share all showing excellent growth.

     Despite the market trend in the U.K. to lower price

cigarettes, Gallaher's operating margin (excluding excise taxes)

increased in both the quarter and six months, reflecting price increases and effective cost control.

     We expect continued solid contribution growth in sterling

and very strong cash flow from Gallaher's brands for the full year.



:::Distilled Spirits::

     Contribution from the distilled spirits brands was up 1% in both the quarter and first half.  These brands are now under a single worldwide management structure, JBB Worldwide, and, in connection with that integration, an extra month of operations from Whyte & Mackay is included in both periods.  While this benefited second quarter and first half comparisons, it will have an immaterial impact on full year results.

     Sales were up in both periods, reflecting not only the

additional month at Whyte & Mackay but also the positive impact of price increases, volume increases in certain markets and new product introductions.  Worldwide case volume increased 6% in the quarter and 3% for the six months, reflecting the additional month at Whyte & Mackay.  Volume increases in international

markets offset a decline in North America.  Even excluding the additional month, international volume was modestly ahead for the quarter and six months and mostly offset lower volumes in North

America.

     North American margins are being enhanced by the

introduction of high margin products and aggressive price

increases on key products, including Jim Beam, the number one bourbon in the world, and DeKuyper, America's leading cordial brand.  These steps are helping to fund further brand-building programs.  For the six months, marketing investment was up 18%

compared with a year ago.

     After Shock, the highly successful cinnamon liqueur

introduced last year, continued to enjoy excellent consumer

acceptance.  Avalanche Blue, a new peppermint liqueur, was

introduced in the second quarter and has also received

outstanding trade acceptance.  Results also benefited from the introduction of Cheri-Beri Pucker and Grape Pucker, which are sweet-and-sour fruit flavored schnapps additions to the DeKuyper cordial line.  Largely as a result of these introductions,

overall DeKuyper volumes were up strongly in both periods.

     Internationally, strong profit growth was achieved once

again in Australia, where Jim Beam is the top spirit brand.

Overall international profitability trailed last year's in both periods as a result of higher spending to support the Whyte &

Mackay branded products in the U.K.  Volume and profit from the

U.K.-based private label business exceeded last year's in both periods, even excluding the additional month's results.

     With ongoing efforts to improve margins on existing products and to introduce new, higher margin products, we continue to expect a small increase in distilled spirits contribution in

1996, even after adding back the one-time $17.8 million charge taken in the fourth quarter of 1995.



:::Hardware and Home Improvement Products:::

     The hardware and home improvement brands achieved record

sales, up 7%, in the quarter.  Contribution was up 3%, with a record for Aristokraft, which is number two in kitchen and bath cabinets, and strong performances at Moen, the leader in North

American faucets, and Waterloo, the leader in tool storage.

Master Lock was negatively impacted by the timing of back-to-

school shipments and weakness in mass merchants, which are

becoming less committed to the hardware category and,

particularly, to premium-priced hardware products.

     Net income increased substantially more than contribution,

benefiting from aggressive asset management.  Inventories were down 12% from a year ago.

     The Decora line of semi-custom cabinets continues to set

monthly sales records as consumers take advantage of the

exceptional value offered in comparison to more expensive custom cabinets.  A joint venture to produce Moen faucets for the huge

Chinese market started production in January.  Sales in China have exceeded expectations, backed by a growing presence in Hong

Kong, Guangzhou, Beijing and Shanghai.

     We anticipate strong contribution growth from these brands in the third quarter, with results benefiting from the strength in the housing market.  We are hopeful for solid growth for the full year, depending on market and competitive conditions.



:::Office Products:::

     ACCO, the world leader in office supplies, posted another

excellent quarter.  Sales were up 5% to a record, buoyed by

increases in both North American and international markets.

Contribution was up 13%.  Excluding the 1995 divestiture of an office furniture operation, adverse currency translation and other factors, sales were up 10%, and contribution was up 9%.

     Particularly strong growth was achieved in North America,

with comparable sales up 16%.  Growth accelerated as the quarter progressed, helped by a strong back-to-school sell-in.

International results were especially robust in Australia, where

ACCO is becoming a primary supplier to the consolidating customer base.  Locally owned superstores and U.S.-based contract

stationers have a significant and growing presence in Australia,

and ACCO is benefiting.

     Raw material costs have generally stabilized and, in some

instances, softened, compared with significant increases during

1995, though there is still upward pressure in selected

categories.  Reflecting continued emphasis on improving return on assets, inventories are now down 15% from a year ago.

     ACCO has been achieving sustained growth in contribution.

With their superior customer service, strong international

presence, excellent position with a consolidating customer base and streamlined operating structure, we expect continued strong performance and another excellent year.



:::Golf:::

     Sales and contribution surged 37% and 53%, respectively,

reflecting the addition of Cobra, as well as continued excellent performance by the Titleist, Pinnacle and Foot-Joy brands.  Golf products generated 16% of American Brands' consolidated

contribution in the first six months, compared with 11% a year ago.  All brands made excellent progress.

     Golf ball unit sales were up 10% through mid-year, with

Titleist continuing to generate outstanding marketplace momentum.

Titleist remains, overwhelmingly, the #1 ball in golf with more tour players, more wins and money won than all other golf balls combined.  In men's professional golf, Titleist has 64 wins on the worldwide tours, more than four times its nearest competitor.

At the U.S. Open Championship, Titleist was the ball of choice of

124 of the 156 contestants, over 79% of the field.  The new and revolutionary Titleist Professional golf ball and the new

Titleist HP2 ball have each posted an impressive array of

tournament wins.

     Titleist golf club sales were up solidly on the strength of a 13% increase in DCI units.  The DCI iron is the number 1 iron with PGA club professionals, and Titleist was the third most popular iron at the U.S. Open.  Titleist by Scotty Cameron

putters have continued to post strong acceptance on the tour, and putter unit sales were up 54% through mid-year.

     Cobra, the leader in oversize irons, announced plans this

past week to introduce in September the next generation of King

Cobra oversize irons.  Building on a more than four-year design endeavor, Cobra is ready to launch a superior iron that plays better, feels better, and creates longer, straighter golf shots.

Over one million shots were hit with prototypes to determine the optimum launch angle, spin rate, trajectory, distance and the best feel.

     The already strong demand for the King Cobra Ti titanium

woods, introduced early this year, surged following Steve Jones'

win at the U.S. Open.  More than 100,000 titanium clubs have now been shipped.  Earlier this month, Cobra announced that the in-

house titanium finishing operation had added 75 employees and was running three shifts, six days a week, to meet the tremendous demand.  With this critical process in house, Cobra is achieving significant savings and has overcome production delays that had created an early bottleneck for Spring deliveries.  In the latest

U.S. data on consumer sales, Cobra woods achieved share gains both on-course and off-course, and Cobra irons were again the number 1 choice.

     The third superstar golf brand, Foot-Joy, again enhanced its leadership.  Golf shoe unit sales were up 5% through June.  Foot-

Joy is the leader by a huge margin in the world of professional golf, used by over 70% of the world's leading professionals.  At the U.S. Open, 115 out of the 156 players (74%) made Foot-Joy the number 1 golf shoe for the 50th consecutive U.S. Open!

     Overall, we expect substantial contribution growth

throughout 1996 from the golf brands, principally reflecting the addition of Cobra but also reflecting continued excellent growth from the Titleist, Pinnacle and Foot-Joy brands.

                        *    *    *    *

     Headquartered in Old Greenwich, Connecticut, American Brands

is an international consumer products holding company.  Its

operating companies have powerhouse brands and leading market positions.  Major distilled spirits brands sold by units of JBB

Worldwide, Inc. include Jim Beam and Old Grand-Dad bourbons,

DeKuyper cordials and Whyte & Mackay Scotch.  MasterBrand

Industries has leading hardware and home improvement brands

including Moen faucets, Master locks and Aristokraft cabinets.

ACCO World Corporation's major office product brands include Day-

Timer and Swingline.  Acushnet Company's golf brands include

Titleist, Cobra, Pinnacle and Foot-Joy.  Gallaher Limited sells tobacco products internationally, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.

                              # # #


                              AMERICAN BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                         Three Months Ended
                                              June 30,
                                          1996        1995     % Change

Net Sales                               $2,486.0    $2,594.7      (4.2)

    Cost of sales                        1,818.3     1,917.8      (5.2)

    Advertising, selling, general
         and administrative expenses       409.1       434.5      (5.8)

   Amortization of intangibles              28.1        24.1      16.6

   Interest and related expenses            44.6        40.1      11.2

   Other (income) expenses, net             (5.3)       (8.9)    (40.4)

Income Before Income Taxes                 191.2       187.1       2.2

    Income taxes                            69.2        68.0       1.8

Income Before Extraordinary Items          122.0       119.1       2.4

    Extraordinary  items                       -        (2.7)        -

Net Income                                 122.0       116.4       4.8

Earnings Per Common Share

 Primary

  Income before extraordinary items        $0.69       $0.63       9.5

  Extraordinary items                          -       (0.01)        -

  Net income                               $0.69       $0.62      11.3

 Fully diluted

  Income before extraordinary items        $0.68       $0.62       9.7

  Extraordinary items                          -       (0.01)        -

  Net income                               $0.68       $0.61      11.5


Avg. Common Shares Outstanding
  Primary                                  174.9       188.0      (7.0)
  Fully diluted                            178.9       195.6      (8.5)




                              AMERICAN BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                          Six Months Ended
                                              June 30,
                                          1996        1995     % Change

Net Sales                               $5,223.9    $5,387.2      (3.0)

    Cost of sales                        3,877.5     4,022.0      (3.6)

    Advertising, selling, general
         and administrative expenses       807.6       858.7      (6.0)

   Amortization of intangibles              53.4        48.2      10.8

   Interest and related expenses            90.0        86.1       4.5

   Other (income) expenses, net             (3.3)      (16.0)    (79.4)

Income Before Income Taxes                 398.7       388.2       2.7

    Income taxes                           152.6       152.5       0.1

Income Before Extraordinary Items          246.1       235.7       4.4

    Extraordinary  items                   (10.3)       (2.7)        -

Net Income                                 235.8       233.0       1.2

Earnings Per Common Share

 Primary

  Income before extraordinary items        $1.39       $1.23      13.0

  Extraordinary items                      (0.06)      (0.01)        -

  Net income                               $1.33       $1.22       9.0

 Fully diluted

  Income before extraordinary items        $1.36       $1.21      12.4

  Extraordinary items                      (0.06)      (0.01)        -

  Net income                               $1.30       $1.20       8.3


Avg. Common Shares Outstanding
  Primary                                  176.3       191.3      (7.8)
  Fully diluted                            182.4       201.1      (9.3)

                                 (NOTES FOLLOW)

                              AMERICAN BRANDS, INC.

NOTES:

(1)  Net sales by business segment are as follows (in millions):

                                     Three Months Ended
                                          June 30,
                                       1996      1995     %Change
     International Tobacco (a)       $1,278.3  $1,334.0    (4.2)

     Distilled Spirits (a)              337.1     315.3     6.9

     Hardware & Home Improve.           335.4     312.2     7.4
     Prods.

     Office Products                    271.4     259.0     4.8

     Golf & Leisure Products (b)        263.8     192.4    37.1

                                      2,486.0   2,412.9     3.0

     Businesses Disposed (c)                -     181.8       -

                                     $2,486.0  $2,594.7    (4.2)


                                      Six Months Ended
                                          June 30,
                                       1996      1995     %Change
     International Tobacco (a)       $2,961.1  $2,857.1     3.6

     Distilled Spirits (a)              583.5     570.5     2.3

     Hardware & Home Improve.           656.7     634.5     3.5
     Prods.

     Office Products                    549.0     544.5     0.8

     Golf & Leisure Products (b)        473.6     342.3    38.4

                                      5,223.9   4,948.9     5.6

     Businesses Disposed (c)                -     438.3       -

                                     $5,223.9  $5,387.3    (3.0)



     Operating company contribution by business segment are as follows (in millions):

                                      Three Months Ended
                                           June 30,
                                        1996      1995    %Change
     International Tobacco             $102.7    $101.6     1.1

     Distilled Spirits                   56.9      56.5     0.7

     Hardware & Home Improve.            50.9      49.6     2.6
     Prods.

     Office Products                     15.6      13.8    13.0

     Golf & Leisure Products (b)         56.6      37.0    53.0

                                        282.7     258.5     9.4

     Businesses Disposed (c)                -       3.9       -

                                       $282.7    $262.4     7.7


                                       Six Months Ended
                                           June 30,
                                        1996      1995    %Change
     International Tobacco             $252.9    $250.4     1.0

     Distilled Spirits                   93.1      92.3     0.9

     Hardware & Home Improve.           101.2     103.1    (1.8)
     Prods.

     Office Products                     40.5      36.3    11.6

     Golf & Leisure Products (b)         94.6      60.7    55.8

                                        582.3     542.8     7.3

     Businesses Disposed (c)                -       5.9       -

                                       $582.3    $548.7     6.1

                              AMERICAN BRANDS, INC.

NOTES (CONTINUED):

    (a) Federal and foreign excise taxes included in net sales and cost of sales are as follows (in millions):

                               Three Months         Six Months
                              Ended June 30,      Ended June 30,
                              1996      1995      1996       1995
          International
           Tobacco          $987.3    $1,021.7  $2,300.0   $2,197.6
          Distilled
           Spirits           116.1       117.6     202.3      219.4
                          $1,103.4    $1,139.3  $2,502.3   $2,417.0


    (b) In January 1996, the Company acquired Cobra Golf Incorporated for an aggregate cost of approximately $715 million in cash, including fees and expenses. These costs exceeded the fair value of net assets acquired by approximately $650 million. Cobra's operations have been included in consolidated results from the date of acquisition.

    (c) Businesses Disposed includes the results of operations of nonstrategic businesses, principally U.K.-based Retail distribution (Forbuoys sold July 24, 1995) and Housewares (Prestige sold May 2, 1995).

(2) On March 5, 1996, the Company redeemed its $150 million 7- 5/8% Eurodollar Convertible Debentures, Due 2001, at a redemption price of 103.8125% of the principal amount plus accrued interest. On March 1, 1996, the Company redeemed its $150 million 9-1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus interest. In connection with the redemptions, the Company recorded an extraordinary items charge of $10.3 million ($15.8 million pretax), or six cents per Common share, and reduced the number of fully diluted shares outstanding by 2.8 million.

     On April 11, 1995, holders of $199.5 million of the $200 million 5-3/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their Debentures at a price of 114.74% plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest. In connection with this exercise, the Company recorded an extraordinary item charge of $2.7 million ($4.1 million pretax), or one cent per Common share, and reduced the number of fully diluted shares outstanding by 5.1 million.







                              AMERICAN BRANDS, INC.

NOTES (CONCLUDED):

(3) The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

     On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

(4) This press release contains statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to international tobacco and distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.


                              AMERICAN BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                                 June 30,    December 31,
                                                   1996         1995
Assets                                          (Unaudited)
   Current Assets
      Cash and Cash Equivalents                    $114.4       $139.9
      Accounts Receivable, Net                    1,470.0        984.4
      Inventories                                 1,338.5      1,840.2
      Other Current Assets                          235.9        199.5
                                                 --------     --------
        Total Current Assets                      3,158.8      3,164.0

   Property, Plant and Equipment, Net             1,138.3      1,137.3
   Intangibles Resulting From
     Business Acquisitions, Net                   3,910.6      3,305.2
   Other Assets                                     434.4        414.7
                                                 --------     --------
 Total Assets                                    $8,642.1     $8,021.2
                                                =========    =========
Liabilities and Stockholders' Equity

   Current Liabilities
      Short-Term Debt                              $834.0       $297.4
      Current Portion - Long-Term Debt               62.4        413.4
      Other Current Liabilities                   2,061.3      1,700.5
                                                 --------     --------
        Total Current Liabilities                 2,957.7      2,411.3

   Long-Term Debt                                 1,465.4      1,154.6
   Other Long-Term Liabilities                      579.8        578.1
                                                 --------     --------
        Total Liabilities                         5,002.9      4,144.0

   Stockholders' Equity                           3,639.2      3,877.2
                                                 --------     --------
 Total Liabilities and Stockholders' Equity      $8,642.1     $8,021.2
                                                =========    =========